King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

Jeffrey M. Stein Partner Direct Dial: +1 404 572 4729 Direct Fax: +1 404 572 5100 jstein@kslaw.com
Via EDGAR
May 31, 2011
Ms. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549-3561

Re:	United Parcel Service, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011 Definitive Proxy Statement on Schedule 14A Filed March 14, 2011 File No. 001-15451
Dear Ms. Shenk:
     This will confirm the May 25, 2011 telephone conversation with Doug Jones in the Division of Corporation Finance that United Parcel Service, Inc. will respond to the comments of the staff of the Securities and Exchange Commission on or before June 21, 2011.
     Please contact me at (404) 572-4729 should you have any questions.
Sincerely,
/s/ Jeffrey M. Stein
Jeffrey M. Stein